

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 16, 2011

Via E-Mail
Mr. Brian Slobodow
Chief Executive Officer
U.S. Silica Holdings, Inc.
8490 Progress Drive, Suite 300
Frederick, Maryland 21701

> **Re: U.S. Silica Holdings, Inc.**
> **Registration Statement on Form S-1**
> **Filed July 18, 2011**
> **File No. 333-175636**

Dear Mr. Slobodow:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We will process your amendment without a price range. However, because the price range you ultimately select will affect disclosure in several sections of the filing, you will need to allow sufficient time to respond to any comments we may raise once a price range is included and the material information now appearing blank throughout the document has been provided.

2.   Please provide us with copies of any graphical materials or artwork you intend to use in your prospectus. Upon review of these materials, we may have further comments.

3. Please file all omitted exhibits, including opinions of counsel, as soon as practicable. You will need to allow time to respond to any comments that result from our review of the exhibits once they are filed.

4. Prior to the effectiveness of your registration statement, please be sure that we receive a copy of the letter, or a call, from FINRA, stating that FINRA has finished its review and has no additional concerns with respect to the proposed underwriting arrangements.

5. To the extent that comments on one section apply to similar disclosure elsewhere, please make corresponding revisions to all affected disclosure. This will minimize the need for us to repeat similar comments. Be sure to address each point raised by each numbered comment. Moreover, your response letter should include page number references keying each response to the page(s) in the precisely marked version of the amended filing where the responsive disclosure to each numbered comment or bullet point can be found. This will expedite our review.

6. Please provide updated disclosure with each amendment. In that regard, we note several places in your document in which you indicate that you will take certain actions prior to or in connection with your offering.

7. Eliminate the suggestion at page i that your disclosure is "accurate only as of its date…."

Market and Industry Data, page ii

8. With respect to your internal estimates and any third-party statements presented in your prospectus such as the market data by Freedonia, please set forth in the prospectus the date of the research information you cite. In addition, please provide us with the relevant portions of such reports. To expedite our review, please clearly mark each source to highlight the applicable portion or section containing the statistic and cross-reference it to the appropriate location in your prospectus. Please also tell us whether any third party reports used were prepared in connection with the registration statement or whether you commissioned any of the reports. Considering the significant variation from the USGS estimate, please also better explain how you compiled your 2010 data.

Summary, page 1

9. Please provide independent support for your assertion that you are the second largest domestic producer of commercial silica.

Our Growth Strategy, page 3

10.   You disclose several initiatives to increase your frac sand production capacity and augment your proppant product portfolio. Please expand the related discussion in the Business section to disclose the estimated timeframe for completion of each these projects. For instance, you only disclose the scheduled start-up for the new facility to produce 400 million pounds of resin-coated sand annually.

Risk Factors, page 15

11.   Revise this section generally to eliminate all text which mitigates the risk you present. Examples include the sentence which begins "We have taken steps to reduce our exposure" at page 16; "we believe … we are making adequate provisions for all expected reclamation and other costs" (page 26); and "We have implemented certain security measures in response to the threat of terrorist activities" (page 30). Other examples include a number of clauses which begin with or precede the words "although" or "however." Similarly, rather than indicating that you cannot guarantee or provide any assurance with regard to a possible outcome, state the risk plainly and directly.

12.   Ensure that the risk factors are tailored to your particular facts and circumstances, and eliminate or revise generic discussions such as the last two risk factors on page 36 accordingly.

Risk Related to our business, page 15

We may have to utilize significant cash to meet our unfunded pension obligations, page 28

13.   You explain that under ERISA, the Pension Benefit Guaranty Corporation has the authority to terminate an underfunded tax-qualified pension plan under limited circumstances. Further, in that event, you explain that you could be liable to the PBGC for the underfunded amount, which could trigger default provisions in your credit facilities. Please briefly explain the circumstances under which the PBGC has the authority to terminate your tax-qualified pension plan.

Use of Proceeds, page 40

14.   You disclose that you intend to use the net proceeds from this offering for general corporate purposes, including for working capital and capital expenditures, and the financing of acquisitions or other business combinations or opportunities. Once you know the expected size of the offering, and no later than when you provide the price range for the offering, you will need to provide the estimated amounts you intend to allocate to each of the identified uses. It is insufficient to indicate only that the proceeds will be used in the aggregate for certain purposes and for "general corporate purposes." Instead,

provide necessary detail for each intended use, and present the information in tabular form to facilitate clarity. If you have no specific plan for a significant portion of the proceeds that you will retain, state this explicitly, and discuss the principal reasons for the offering at this time. See Item 504 of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 49

Quarter Ended March 31, 2011 Compared with Quarter Ended March 31, 2010, page 54

15.   You disclose that robust drilling in the oil and natural gas industry drove a 39% increase in volume, which was offset by a decline in average price of 6%. You further disclose that the decline in average realized price was principally a result of lower delivery charges, which declined as a result of a change in service arrangements with some of our customers. Please explain if you expect these revised service arrangements to continue to have negative impact on delivery charges.

16.   You disclose that the 6% decline in average realized price in the oil and natural gas proppants segment was partially offset by favorable product pricing and mix improvements. Similarly, in the industrial & specialty products segment, you disclose that a 16% increase in average price was principally caused by an increase in pricing in most end markets as well as a favorable shift in product mix to higher price products. For each segment, please disclose the reasons underlying the increase in product prices that you discuss, and please also explain in greater detail the mix improvement or the shift to higher price products.

Liquidity and Capital Resources, page 59

Cash Flow analysis, page 59

17.   You disclose that the $3.8 million increase in net cash used in operations was primarily the result of a $4.5 million increase in contributions to your employee pension plan, among other factors. You disclose in a risk factor on page 28 that from January 1, 2011 through June 1, 2011, you made payments totaling $8.3 million toward reducing the unfunded liability of your employee pension plan. Please disclose if this is a known material cash requirement, and if you expect these cash payments to continue to be required.

Net Cash Used in Investing Activities, page 60

18.   You disclose that management anticipates that your capital expenditures in 2011 will be approximately $45 million, which is primarily associated with the Ottawa and Rockwood

capacity expansions. Please disclose if this amount is expected to suffice to enable you to complete these expansions.

Business, page 68

Our Industry, page 70

Primary End Markets, page 71

19.   In your glass, building products, foundry, and fillers and extenders end markets, you disclose that you expect demand to improve as the constituent industries of these end markets recover from the recession of 2008-2009. In light of recent market turmoil, low GDP growth figures, and remaining high unemployment, please discuss whether you expect the trend of economic recovery to continue to support increased productivity in the constituent industries of your end markets. If not, provide a cross reference to an appropriate risk factor.

Regulations and Legislation, page 88

State and Local Regulation, page 90

20.   We note that due to the increased demand for silica sand from the oil and natural gas end market, there has been a consequent increase in production of silica sand from existing mines and an increased number of applications for new and larger acreage mines. In response, local communities have voiced certain worries about silica sand mining operations. Concerns appear to range from concern about ambient exposure to silica sand dust, at levels potentially dangerous to residents residing near industrial facilities, to the impact of truck traffic, water usage, and blasting. Certain states have previously adopted regulations to minimize dust from getting airborne, which include requirements about using water to keep down dust and containing areas where sand is transferred, and have the authority to require specific monitoring for silica sand dust in ambient air. Other states appear to be studying the impact of silica sand mining on ambient air quality. At the local level, we note that certain communities have even recently placed a moratorium on all new mining operations, in order to allow more time to study the impact of silica sand mining before approving new mines. Please explain the material impact to your operations and planned expansions, if any, from the increased regulatory scrutiny at the state or local level. Please also discuss what measures, if any, you have taken to address these types of concerns, such as by minimizing silica sand dust from getting airborne and/or monitoring ambient air quality.

21.   We note your reference to long-term contracts at page 77. Discuss the potential adverse impact if these contracts are not renewed or are cancelled. Also, if any of these contracts is material, explain why you have not filed it as an exhibit.

Management, page 92

22.   Revise the sketches you provide pursuant to Item 401 of Regulation S-K to cover the
        entire five-year period required, eliminating any gaps or ambiguities with regard to time.
        For example, specify the precise months and years during which Mr. Casper began and
        ended his service in the capacity of Principal for Bain & Company.

Executive Compensation, page 97

Compensation Discussion and Analysis, page 97

23.   Disclose the role any third-party consulting firm played in determining compensation
        levels in 2010. We note the related disclosure under "Compensation and Governance
        Committee" at page 98.

Elements of Compensation, page 99

Performance-Based Cash Incentive, page 100

24.   You disclose that in determining the final payouts for 2010, your board of directors
        considered, in addition to your level of achievement relative to your stated financial
        metrics, also your enterprise value and achievement of corporate health and safety goals.
        Please discuss any quantitative goals with regard to your enterprise value and corporate
        health and safety, and disclose your achievement relative to such goals. Furthermore,
        please discuss how these goals were used to determine the ultimate payment to
        executives for their performance-based cash incentive.

Description of Indebtedness, page 120

Term Loan Facility, page 122

Prepayments, page 123

25.   You disclose that the term loan facility requires prepayment of principal with respect to
        100% of net cash proceeds from the issuance of capital stock or incurrence of
        indebtedness (subject to certain exceptions). Please explain if the issuance of common
        stock in this offering is subject to this mandatory prepayment requirement.

Underwriters, page 135

26.   Expand the second paragraph to discuss in necessary detail the "certain other conditions"
        to which you refer.

27.   Please disclose whether there are any intentions or any agreements, tacit or explicit, regarding the possible early release of locked-up shares.

28.   Also discuss the certain exceptions to the lock-up agreement your officers, directors, and selling shareholders have agreed to with your underwriters. Please also file such agreements as exhibits to your registration statement.

Financial Statements

General

29.   We understand that you will be updating your financial statements to comply with Rule 3-12 of Regulation S-X.

Combined Statements of Operations, page F-5

30.   We note that you have not reflected depreciation expense applicable to cost of goods sold in your gross profit measure. Although the guidance in SAB Topic 11:B accommodates disaggregation in reporting cost of goods sold, this does not provide for the presentation of non-GAAP measures of gross profit. Please make similar revisions throughout your filing everywhere a gross profit measure, a segment contribution margin measure, and any related textual disclosure, is presented.

Note A – Organization, page F-9

31.   We note you disclose on this page that on November 25, 2008, you acquired Hourglass Acquisition I, LLC for $310.4 million. However on page 116 you disclose that on November 25, 2008, you were acquired by Golden Gate Capital for $310.4 million. Please revise your accounting and disclosures as necessary to resolve this inconsistency and to provide clear details of the transaction, such as the amount and form of consideration exchanged, and the number of shares and level of control held by the various parties before and after the exchange; it should be clear how you have identified the acquirer and target in each instance.

Note K – Equity Recapitalization, page F-22

32.   We note you disclose that on November 25, 2008, concurrent with the ownership change described in Note A, you recapitalized equity using push down accounting and established a new accounting basis. Please disclose the effects of your accounting with greater specificity, and your underlying rationale. Tell us the extent to which you have relied upon, or believe that your accounting is consistent with, the guidance in SAB Topic 5:J, including IRQ 3.

Engineering Comments

Production, page 79

33.   We note your statement that you own most of your properties. Please describe the status
        of your mineral rights or leases that allow you access to your mineral reserves. Please
        disclose the following information for each of your properties:

        • The nature your ownership or interest in the properties.
        • A description of all interests in your properties, including the terms of all underlying
          agreements and/or royalties.
        • Describe the process by which mineral rights are acquired at this location and the
          basis and duration of your mineral rights, surface rights, mining claims or
          concessions. Are your mineral rights severed from your surface rights?
        • An indication of the type of claim or concession such as placer or lode, exploration or
          exploitation, whether the mining claims are State or Federal mining claims, patented
          or unpatented claims, mining leases, or mining concessions, if this is applicable.
        • Please include certain identifying information, such as the property names, claim
          numbers, grant numbers, mining concession name or number, and dates of recording
          and expiration that is sufficient to enable the claims to be distinguished from other
          claims that may exist in the area or your properties, if this is applicable.
        • The conditions that must be met to retain your claims or leases, including
          quantification and timing of all necessary payments, annual maintenance fees, and
          disclose who is responsible for paying these fees, if this is applicable.
        • The area of your claims or mineral rights, either in hectares or in acres.

        Please ensure that you fully discuss the material terms of the land or mineral rights
        securing agreements, as required under paragraph (b)(2) of Industry Guide 7.

Our Reserves, page 81

34.   We note your reserves are all defined as silica sand operations, but we note that your
        Montpelier operation mines aplite, instead of silica sand and your Kosse operation mines
        both silica sand and kaolin clay. Please include the appropriate measurements, i.e.
        percentages, for silica sand and kaolin for the Kosse operation in your reserve tables. In
        addition please include a description of the mineral aplite including the marketing
        challenges and distinguish this operation or mineral type in your reserve tables. High
        quality and/or purity silica sand deposits are generally defined as above an average silica
        (SiO_2) content or percentage, average screen size or another appropriate measurement.
        Does this quality measurement apply to your silica sand properties? If so, please disclose
        the appropriate measurement for each silica sand mining operation. If not disclose this
        fact and describe the challenges presented to control plant feed quality, defining the

impacts on your ore reserve estimates, mining & processing recoveries, and the processing operations.

Experts, page 140

35.   We note that information concerning your estimates of proven and probable mineral reserves was derived from a report prepared by John T. Boyd Company. Please forward to our engineer as supplemental information and not as part of your filing, your information that establishes the legal, technical, and economic feasibility of your materials designated as reserves, as required by Section C of Industry Guide 7 or pursuant to Rule 418(a) and (b) of Regulation C. The information requested includes, but is not limited to:

- Property and geologic maps
- Description of your sampling and assaying procedures
- Drill-hole maps showing drill intercepts
- Representative geologic cross-sections and drill logs
- Description and examples of your cut-off calculation procedures
- Cutoff grades used for each category of your reserves and resources
- Justifications for the drill hole spacing used to classify and segregate proven and probable reserves
- A detailed description of your procedures for estimating reserves
- Copies of any pertinent engineering or geological reports, and executive summaries of feasibility studies or mine plans which including the cash flow analyses
- A detailed permitting and government approval schedule for the project, particularly identifying the primary environmental or construction approval(s) and your current location on that schedule.

To minimize the transfer of paper, please provide the requested information on a CD, formatted as Adobe PDF files and provide the name and phone number for a technical person our engineer may call, if he has technical questions about your reserves.

In the event your company desires the return of this supplemental material, please make a written request with the letter of transmittal and include a pre-paid, pre-addressed shipping label to facilitate the return of the supplemental information. Please note that you may request the return of this information pursuant to the provisions of Rule 418(b).

If there are any questions concerning the above request, please phone Mr. George K. Schuler, Mining Engineer at (202) 551-3718.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Lily Dang at (202) 551-3867, or Karl Hiller, Accounting Branch Chief, at (202) 551-3686 if you have any questions regarding comments on the financial statements and related matters. You may contact George K. Schuler, Mining Engineer, at (202) 551-3718 with questions about engineering comments. Please contact Kevin Dougherty at (202) 551-3271, or in his absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: Via E-mail
       Robert M. Hayward
       Kirkland & Ellis LLP